UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ascendis Pharma A/S

(Name of Issuer)

American Depository Shares Representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Albert Cha

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

(650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,599,112 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,599,112 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,112 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.3%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares are held of record by Vivo Ventures Fund VII, L.P and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P and Vivo Ventures VII Affiliates Fund, L.P.
(2)	Based upon 47,739,647 ordinary shares outstanding as of September 27, 2019, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2019.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4485069
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,564,999
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,564,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.2% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 47,739,647 ordinary shares outstanding as of September 27, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on October 8, 2019.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 38-3860034
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	34,113
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	34,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.1% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 47,739,647 ordinary shares outstanding as of September 27, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on October 8, 2019.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON. Vivo Opportunity, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 82-3132352
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	461,023
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	461,023

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,023
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.0%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.
(2)	Based upon 47,739,647 ordinary shares outstanding as of September 27, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on October 8, 2019.

CUSIP No. 04351P101

1.	NAME OF REPORTING PERSON. Vivo Opportunity Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 82-3132410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	461,023
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	461,023

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,023
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.0%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based upon 47,739,647 ordinary shares outstanding as of September 27, 2019, as disclosed in the Issuer’s Form 6-K filed with the SEC on October 10, 2019.

SCHEDULE 13D

Explanatory Note: This Amendment No. 3 to Schedule 13D (the “Amendment”), which amends and supplements the statement on Schedule 13D filed on February 17, 2015, Amendment No. 1 to Schedule 13D filed on June 20, 2016, Amendment No. 2 to Schedule 13D filed on March 2, 2018 (the “Prior 13D”), relates to the beneficial ownership of American Depositary Shares (“ADSs”), representing issued ordinary shares (“Ordinary Shares”), of Ascendis Pharm A/S, a public limited liability company organized under the laws of the Kingdom of Denmark (“Issuer”). This Amendment is being filed by Vivo Ventures VII, LLC, a Delaware limited liability company, Vivo Ventures Fund VII, L.P., a Delaware limited partnership, Vivo Ventures VII Affiliates Fund, L.P., a Delaware limited partnership, Vivo Opportunity, LLC, a Delaware limited liability company, and Vivo Opportunity Fund, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”). The Issuer’s principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 3. Source and Amount of Funds or Other Consideration

On March 6, 2019 and June 29, 2019, Vivo Opportunity Fund, L.P. acquired 80,000 and 13,303 shares of ADS of the Issuer, respectively. The source of the funds was from working capital.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons sold the number of shares set forth below on the respective dates set forth below.

Date	Number of Shares Sold	Held of Record by:
3-6-2019	195,740	Vivo Ventures Fund VII, L.P.
3-6-2019	4,260	Vivo Ventures VII Affiliates Fund, L.P.

The Reporting Persons acquired the numbers of shares on the respective dates set forth below.

Date	Number of Shares Acquired	Held of Record by:
3-6-2019	80,000	Vivo Opportunity Fund, L.P.
6-29-2019	13,303	Vivo Opportunity Fund, L.P.

Item 5. Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)       Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not Applicable.

(e)       Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 23, 2019

Vivo Ventures VII, LLC
By	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Opportunity, LLC

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

Vivo Opportunity Fund, L.P.
By:	Vivo Opportunity, LLC, its General Partner

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member